FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2008

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

16 Benson St, Toowong, Queensland 4066, Australia

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Attached as Exhibits 99.1 to 99.2 is a copy of the Company’s Announcements from December 22 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: December 22, 2008	By:	Justus Homburg, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Progen and Avexa to Merge

Exhibit 99.2	Merger of Progen and Avexa Presentation